SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TABLE OF CONTENTS

Chapter 1.	OBJECT OF BYLAWS	3
Chapter 2.	NATURE AND PURPOSE OF EXECUTIVE BOARD	3
Chapter 3.	COMPOSITION, SUBSTITUTION, AND DISMISSAL	3
Section	I. Composition	3
Section	II. Substitution	4
Section	III. Dismissal	4
Chapter 4.	JURISDICTION AND ASSIGNMENTS	4
Section	I. Jurisdiction of Executive Board	4
Section	II. Assignments of the Chairperson	5
Section	III. Assignments of Departments	5
Chapter 5.	OPERATION OF EXECUTIVE BOARD	6
Section	I. Quorum and Periodicity	6
Section	II.. Business to be Considered by the Board	6
Section	III Meetings	8
Section	IV. Summoning and Agenda	8
Section	V. Business Resolution Order	8
Section	VI. Resolutions	10
Section	VII. Minutes	10
Chapter 6.	SECRETARIAT AND ADVISORY TO THE EXECUTIVE BOARD	11
Chapter 7.	GENERAL	12
ANNEX I	Draft Business Submission Form	13

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CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

BYLAWS OF EXECUTIVE BOARD

CHAPTER I

OBJECT OF BYLAWS

Article 1º. These Bylaws govern the operation of the Executive Board (DE), in keeping with the provisions of the Company’s Articles of Incorporation and the applicable laws, and contains the rules and procedures that will govern the activities of DE.

CHAPTER II

NATURE AND PURPOSE OF EXECUTIVE BOARD

Article 2º. The Executive Board is a collective executive body of management and representation of Eletrobras that is charged with ensuring its regular operation in keeping with the provisions under its Articles of Incorporations, alongside the guidelines issued by the Company’s Board of Directors, in consideration of the applicable laws.

CHAPTER III

COMPOSITION, SUBSTITUTION, AND DISMISSAL

Section I

Composition

Article 3º. The Executive Board is made up of six Officers, one of whom is the Chairperson, elected by the Board of Directors, all of whom must be Brazilian natural persons residing in the country.

§ 1º. Those appointed for a position on the Executive Board shall fulfill the professional experience established in the Articles of Incorporation and applicable laws.

§ 2º. The investiture for the position of Chairperson or Officer will abide by the conditions imposed by the applicable laws, in the Regulation for Appointment of Representatives on Boards and Departments of Eletrobras Companies and in the Articles of Incorporation, as well as the presentation of all forms, statements, and documents for compliance with the applicable laws, and due registration in the company.

§ 3. The Governance, Risk and Compliance Officer will be elected by the Board of Directors, after a selection process supported by an external consulting firm specializing in the recruitment of executives.

Article 4º. The Chairperson will be chosen among the Board of Directors’ members, and cannot concomitantly hold the Chairmanship of Board of Directors and that of Eletrobras.

Sole Paragraph. The Chairperson’s oath of office will be signed by the Chairperson themselves, and will be filed in the minutes book of the Executive Board’s meetings.

Article 5º. Officers will be elected by Board of Directors.

§ 1º. The oath of office will be signed by the Chairperson themselves, and will be filed in the minutes book of the Executive Board’s meetings.

§ 2º. If the oath of office is not signed within thirty (30) days following the election, it will become ineffective, unless there is a justification accepted by the other members of the Executive Board.

Article 6º. The Executive Board’s members shall supply to the General Secretariat the

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forms, statements, and documents to meet the applicable laws, so that they may be filed at Eletrobras, as a precondition to take office.

Section II

Substitution

Article 7. The Executive Board’s members may not leave the position for more than thirty (30) calendar days, except in the case of leave, as well as cases authorized by the Board of Directors, under the penalty of loss of the position.

§ 1. The grant of vacations or leave for up to thirty (30) days to the Officers is the responsibility of the Executive Board, except for the Chairperson, which is the responsibility of the Board of Directors.

§ 2. The Chairperson and the Chief Financial and Investor Relations Officer are reciprocal substitutes in the event of temporary impediment, leave, occasional absence or vacation, to be ratified by the Board of Directors.

§ 3. In the event of temporary impediment, leave, one-off absence or vacation of the Chairperson, if the Chief Financial and Investor Relations Officer is absent, the Officer appointed for the month will be the substitute, as approved by the Executive Board; should the Officer appointed for the month also be absent, the Officer appointed for the following month will be the substitute, and so forth.

§ 4. The Governance, Risk and Compliance Officer and the Management and Sustainability Officer are reciprocal substitutes in the case of temporary impediment, leave, one-off absence or vacation.

§ 5. The Generation Officer and the Transmission Officer are reciprocal substitutes in the event of temporary impediment, leave, one-off absence or vacation.

§ 6. Upon definite vacation of a position on the Executive Board, the same criterion as in the previous paragraphs shall be followed for substituting the Officer withdrawing from the company until the meeting of the Board of Directors that decides for the permanent substitution and installation of the new Officer, thus filling the vacant position for the remaining term substituted.

Section II

Dismissal

Article 8. Executive Board’s members will be dismissed through voluntary resignation or ad nutum dismissal by the body that elected them.

§ 1. Voluntary resignation may imply immediate or deferred termination upon submission of a personal letter addressed to the Chairperson of the Board of Directors, with a copy to the CEO of Eletrobras, which will include the justifications for the act, being filed with the General Secretariat.

§ 2. In the case of the previous paragraph, as well as the ad nutum dismissal, it is up to the Governance Office to inform the company’s areas about the Officer’s dismissal and the effective date of the decision, and forward the decision of the Board of Directors to the General Secretariat, for knowledge of the Executive Board.

CHAPTER IV

JURISDICTION AND ASSIGNMENTS

Section I

Jurisdiction of Executive Board

Art. 9. It is incumbent upon the Executive Board, in addition to what is provided in the Bylaws, especially:

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a) to resolve on the issues under its authority level;

b) to approve and grant leave and absence to Executive Board’s members, including vacation, except for the Chairperson;

c) to choose substitutes for the Chairperson, under the terms of Article 7, Paragraph 3;

d) to approve the appointment and dismissal of the holders in the organizational structure pertaining to the Officers, according to criteria and requirements previously approved by the Board;

e) to follow up the quality of internal controls and risk assessment, as well as the way in which the Company is structured to verify compliance with the rules applicable to the performance of their activity;

f) to present, until the last Board of Directors’ meeting of each accounting year, the business plan for the subsequent accounting year, as well as the long-term strategy for, at least, the next five (5) years;

g) to approve the company’s strategic normative documents and the jurisdictions provided in the Authority Regulation of Eletrobras Companies.

Section II

Assignments of the Chairperson

Article 10. Following are the Chairperson’s assignments, in addition to those provided in the Articles of Incorporation:

a) to call and chair the Executive Board’s meetings;

b) to forward proposals to the Executive Board on business of interest to the Chairmanship;

c) to exercise the right to vote on the resolutions of the Executive Board, being responsible for the casting vote;

d) to request clarification of processes or other documents necessary for its review and convincing, and may suggest the withdrawal of the agenda business for complementation;

e) to request the recording in the minutes of recommendations and measures to be carried out by the Company’s areas;

f) to sign the minutes of the Executive Board, as well as the certificates issued in regard to the approved business, which should be taken for filing at the Registry of Commerce;

g) to coordinate the activities of the Executive Board’s members;

h) to manage the Chairmanship’s activities;

i) to appoint, by means of a determination, the substitutes for the Superintendents of the Chairmanship, providing this role may be delegated to the Chief of Staff of the Chairmanship;

j) to keep the Board of Directors and Fiscal Board posted of the Company’s activities;

l) to exercise other assignments established by the Board of Directors;

m) to participate in specific training provided by the company, as established in the Articles of Incorporation, and other ones that they think important for the performance of their activities;

n) to guarantee the implementation of the company’s strategic normative documents and determine their implementation in the Eletrobras companies;

o) to practice, ad referendum, the decisions provided for in Article 27.

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Section III

Assignments of Officers

Article 11. Following are the assignments of officers, in addition to those provided in the Articles of Incorporation:

a) to forward proposals to the Executive Board on business, as well as present the matters in their area of operation;

b) to exercise the right to vote on the resolutions of the Executive Board;

c) to request clarification of processes or other documents necessary for their review and convincing;

d) to sign the Executive Board’s minutes;

e) to present suggestions to the Board of Directors, through the Chairperson, on technical and/or administrative problems of the Company;

h) to manage the activities in their area of operation;

g) to appoint, by means of a determination, the substitutes for the Superintendents of their Department;

h) to fulfill and enforce the general business guidelines of the Company established by the Board of Directors in the management of their specific area of operation;

i) to perform other duties assigned to them by the Chairperson;

j) to delegate authority to their respective Coordinators, by means of a determination, for carrying out administrative acts, within the scope of their Department;

l) to participate in specific training provided by the company, as established in the Articles of Incorporation, and other ones that they think important for the performance of their activities.

m) to guarantee the implementation of the company’s strategic normative documents and determine their implementation in the Eletrobras companies.

CHAPTER V

OPERATION OF EXECUTIVE BOARD

Section I

Quorum and Periodicity

Article 12. The Executive Board shall meet, with the presence of a simple majority of its members, on a regular basis, at least once a week, and extraordinarily, whenever necessary.

§ 1. An occasional absence of an Officer at the meetings should be justified.

§ 2. The absent Officer will be represented by their substitute Officer, who will be accompanied at the meeting by the General Coordinator of the absent Department, and their vote will count for each Department.

§ 3. Exceptionally, at the discretion of the Chairperson and due to civil and religious holidays, as established under federal law, a week without a meeting may occur.

Article 13. The Executive Board’s meetings should preferably be in person, and may be mixed, allowing participation by videoconference, teleconference or other means of communication that can ensure effective participation and authenticity of vote, which will be considered valid for all legal purposes and recorded in the minutes and, on an exceptional basis, may be entirely virtual upon justification.

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Section II

Business to be Considered by the Executive Board

Article 14. Each Officer shall be the reporter of the business pertaining to their area, to be submitted for analysis by the Executive Board, being responsible for submitting, to be managed by their representatives in the previous meetings, all the supporting documentation required for their resolution, duly signed by digital means.

Article 15. The General Coordinator, the Advisor, or another person appointed by the area Officer, may participate in the meetings prior to the Executive Board’s meeting, and will be in charge of requesting the inclusion and exclusion of business in the agenda, checking and controlling the submission of all documentation pertaining to the agenda business, as well as providing clarifications on the business, and appointing those invited to participate in the meeting to present the business, in aid of the reporting Officer.

Paragraph 1. The subjects to be included in the agenda, with the basic documentation of the business, will be submitted to the General Secretariat using the existing tool for submission of documents and communications, up to three hours before the start of the prior meeting, in order to be submitted for analysis by the other representatives of the departments partaking the said meeting, including:

a) Presentation, with a basic description of the business – contextualization, justification, and proposal (as described in the draft Resolution), with a maximum of 5 slides, providing that, exceptionally and with justification, presentations surpassing this quantities may be accepted;

b) Business Submission Form – FEM (Annex I) to the General Secretariat, wherewith the area that is requesting the inclusion of the item informs and holds itself accountable for classifying the information on the business, providing all supporting documentation necessary for review and resolution, by indicating the governance areas to which the business should be submitted, and for all its content;

c) Draft Report to the Executive Board or, preferably, Report to the Executive Board (REDEX), numbered, dated and signed by the proposing Officer or Chairperson, which must contain a precise indication of the subject, history, justification and proposition;

d) Draft Resolution.

§ 2. The supplementary material shall be submitted to the General Secretary through the existing tool for submitting documents and communications, within 24 hours after the start of the preliminary meeting, otherwise the business will be excluded from the agenda of the Department’s meeting, and will comprise the following:

a) Report to the Executive Board (REDEX), numbered, dated and signed by the proposing Officer or Chairperson, which shall contain a precise indication of the subject, history, justification, and proposition, if not previously sent;

b) Technical Opinion(s), including Integrity Opinion(s), accordingly, numbered, dated, and signed;

c) Legal Opinion(s), either internal or external, or both, numbered, dated, and signed, accordingly;

d) Technical Note or Technical Information, numbered, dated, and signed;

e) Inquiry to the Eletrobras Related Parties Database, statement on transactions with related parties by the responsible area, approval by the competent governance body, in addition to all the usual documents for evidence on the business, contained in the Eletrobras Companies’ Related Party Transactions Policy (POL -19), accordingly;

f) Correspondence, if necessary for reviewing business;

g) Any and all documents that are essential for the substantiation of decisions taken by the Collective Board and that are referred to in the documents above.

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h) As concerns procurements due to discharges or unfeasibility of bidding, amendments, or agreements, in addition to those mentioned in Items “a” to “f” and Paragraph 1, specifically:

h.1 Draft contract or agreement duly approved by the Legal Department responsible for issuing the opinion;

h.2 In the case of amendments, the draft duly approved by the Legal Department responsible for issuing the opinion accompanied by the main contract and previous amendments, if concluded;

h.3 Authorizing acts, for the specific or related case;

h.4 Term of Reference or Basic Design;

h.5 Indication of the cost center and financial item, to be included in the draft Resolution;

i) For business pertaining to subsidiaries, such as changes in the organizational structure of departments, in addition to those mentioned in Items “a” to “f” and Paragraph 1, specifically:

i.1 Internal documents necessary for the approval of the business in that company;

j) For operations involving investments and sales, takeovers, consolidations, spin-offs, mergers, or any other type of corporate restructuring, borrowing or grant of financing, in addition to those mentioned in letters “a” to “f” and paragraph 1, specifically:

j.1 Operation conditions;

j.2 Draft agreement, accordingly;

j.3 Internal documentation of approval by the subsidiary, in keeping with the jurisdictions of its internal governance;

j.4 Economic-financial analysis of the transaction;

j.5 Conformity Opinion regarding the evaluation of aspects of integrity of the proposal and regularity of integrity of the Company, object of the transaction, and of the other party, in keeping with the applicable laws;

j.6 Statement by the Subsidiary’s and Parent’s Investment Committees;

§ 3. Exceptionally, business outside the agenda will be admitted, alongside those forwarded out of the deadline provided in Paragraph 2, when it is an urgent and unavoidable matter, with justification, and the complete material should be forwarded by the concerned Department to the General Secretariat, which will submit it in advance for knowledge of the Chairperson, for inclusion in the agenda.

Paragraph 4. Within the scope of the previous meeting, the compliance of the necessary basic documentation and the questions raised regarding the proper evidence of the business will be reviewed, and the pending issues will be reported by the General Secretariat to the officers.

Article 16. Documents submitted to the General Secretariat shall comply with the Rule on Classification of Information, and its subsequent reviews, which provide general guidelines on the classification of documents in terms of access restriction and degree of secrecy.

Section III

Meetings

Article 17. The Executive Board’s meetings will be numbered sequentially, regardless of whether they are regular or special meetings, with attendance of the Chief of Staff of the Chairmanship, the General Legal Counsel, and the Secretary of Governance, without right to vote.

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§ 1. In the case of vacation or absence of one of the Officers, the General Coordinator will partake the meeting to support the substitute Officer.

§ 2. At the Chairperson’s discretion, on their own initiative or as a member of the Collective Board, people who are not members of the Executive Board may be invited to attend the meetings as they may contribute to clear up business within the Board’s jurisdiction.

§ 3. All agenda business will have a confidential nature, knowledge restricted to the members of the meetings, to the participants of the meetings as guests, and to the recipients of the respective notices, in compliance with the applicable legal and regulatory provisions.

Section IV

Summoning and Agenda

Art.18. Once the agenda for the work has been drawn up, the General Secretariat will convene the regular meetings of the Executive Board, informing it of the business on the agenda and supporting documents.

Paragraph 1. The agenda will be submitted to the members of the meeting, Coordinators of the Departments and Legal Superintendent at least three (3) days in advance of the date of the meeting, attached to the convening email, being classified as confidential.

Paragraph 2. Officers may request the forwarding of the convening email to an Advisor, in addition to the General Coordinator.

Article 19. The General Secretariat will convene special meetings of the Executive Board, at the request of the Chairperson or Officer, stating the agenda business and supporting documents.

Article 20. In face-to-face and non-face-to-face special meetings, in view of the urgency of the call, the convening email, addressed to the Officers and members of the meeting, may not be accompanied by documents supporting the agenda, but will specify the business that will be the subject of resolution.

Sole Paragraph. Special meetings, not in person and with virtual statement, will only be held when all documents are forwarded to the General Secretariat.

Article 21. The supporting documentation, which constitutes evidence on the business to be considered by the Executive Board, will always be made available on the website of the platform adopted for automating the management of the meeting process.

Article 22. The Chairperson, when dealing with relevant and urgent matters, which may cause considerable harm to the Company’s activities, and if holding an special Board meeting is not possible, may exceptionally authorize, ad referendum of the Collective Board, similar acts, contracts, and documents, providing that they are duly substantiated in writing.

Sole Paragraph. The acts authorized under the terms of this article will be submitted to the Collective Board for ratification of the act, which may not exceed two (2) ordinary meetings.

Section V

Business Resolution Order

Article 23. The works of the Executive Board will be directed by the Chairperson and will abide by the following order:

a) Session opening, with presentation of business to be addressed on the day;

b) Reading and approval of the minutes of the previous meeting;

c) Introduction, discussion, and voting of business for resolution;

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d) Information addressed to the Collective Board;

e) Presentations;

f) Discussion on business not included in the agenda authorized by the Chairperson.

Article 24. The sessions may be adjourned, when circumstances so require, at the request of the Chairperson, or of any Officer, provided there is agreement of a simple majority.

Sole Paragraph. In the event of adjournment of the session, the Chairperson should set the date, time, and venue for its continuation, waiving the need for a new call of the members of the Executive Board.

Section VI

Resolutions

Article 25. The business for resolution of the Executive Board will be subject to the oral vote of the simple majority of the members present and expressed through a document called resolution (RES), without mentioning the approval quorum.

§ 1. In the case of a non-unanimous decision, the dissenting vote will be recorded in the minutes with justification, as well as the abstention and its reason.

§ 2. In the case legal and/or technical opinions are not accepted, the reasons for the decision must be recorded in the minutes.

§ 3. In the resolutions of the Executive Board, the Chairperson will have the tie-breaking vote, in addition to the personal one.

Article 26. Business that constitute a conflict of interest will be resolved without the vote of the impeded member, being assured access to the minutes of the meeting and documents relative to the resolutions, after they have been taken.

Article 27. The resolutions will be duly dated and numbered in ascending series by year, and filed with the General Secretariat, along with all supporting documentation.

§ 1. The Resolutions issued may have their content rectified in the event of material errors not checked until the submission of the business to the Executive Board, and should be brought to the attention of the Collective Board at the meeting immediately after its finding and rectification.

§ 2. If errors are found in the Resolution, or in its annexes, after its approval, after more than two weeks, the business should be resubmitted to the Executive Board, for its formal rectification.

§ 3. A Resolution may be revoked directly by another, or by decision of the Executive Board, recorded in the minutes, thus being rendered void from the date of the act or meeting.

§ 4. Business that are exceptionally conditionally approved will have the Resolution canceled by the General Secretariat if the requirements are not met within five days, and the Board should be immediately informed about them.

Section VII

Minutes

Article 28. Executive Board’s resolutions will be recorded in the minutes book, and may be drawn up in the form of a summary of the facts that occurred.

§ 1. The minutes will be written clearly, recording the business resolved in their entirety, along with the justifications for the decision-making that is based on an explicitly divergent position of legal and/or technical opinions, as well as the communications made, the presentations made, the requests for information, and clarifications.

§ 2. Voting abstentions, including due to conflict of interests, and dissenting votes will also

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be recorded, all of them with justification.

§ 3. The minutes of the meeting may include, when requested by a member of the Executive Board, a summary of the subject of each process considered, with a record of the debates and relevant observations made at the meeting, and the decisions adopted.

§ 4. Draft minutes will be forwarded at the next Executive Board’s meeting for review and approval, and subsequent signing.

CHAPTER VI

SECRETARIAT AND ADVISORY TO THE EXECUTIVE BOARD

Article 29. The Executive Board will be advised by the General Secretary, who will be responsible for secretary assignments relating to the work of the meetings, being responsible for:

a) reporting the summoning of Executive Board’s meetings;

b) distributing and organizing the agenda, which will begin with business for resolution, moving on to informative matters, and presentations;

c) organizing supporting documentation for resolution on the agenda business, making it available on the website of the platform adopted for automating the management of the meeting process;

d) issuing and signing the resolutions, as approved by the Executive Board, providing the necessary communications to the concerned areas and/or units for decision-making purposes;

e) recording business, comments, and changes approved in the agenda, recording them in the minutes;

f) carrying out the follow-up of business that the Executive Board thinks necessary and assign it, for periodic presentation or when requested by the Collective Board;

g) taking measures to respond to requests for information made by members of the Executive Board;

h) drawing up the minutes of the meetings and taking the needed signatures, recording them in the proper book, which can have copies distributed to the members of the Executive Board upon request;

i) issuing and receiving relevant documentation from the Executive Board;

j) taking the measures of administrative support to the Executive Board, necessary to comply with the provisions of these Bylaws, legislation, and regulations in force;

k) performing all other acts necessary for the operation of the Executive Board, including issuing certificates, when requested, excerpts, copies of the minutes, statements, and others;

l) supplying the Executive Board with the necessary means for its proper operation;

m) keeping the archive of documents of the Executive Board’s meetings updated, binding the original or relevant documents at the end of each year; and

n) submitting by the end of each accounting year for approval the annual schedule of meetings of the Executive Board for the following year;

o) providing to the acting members of the Fiscal Board, within the legal term, copies of the decisions taken by the Executive Board at its meetings.

Sole Paragraph: In the event of impediments, removals, and absences of the incumbent of the Executive Secretariat, the assignments provided in this article will be performed by

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their substitute or another employee in the General Secretariat, as designated by the Chairperson.

Art.30. It is incumbent upon the General Secretariat to prepare or give final form to the decision-making acts and measures stemming from Executive Board’s decisions, previously submitting to the Chairperson and Officers, accordingly, in consideration of the applicable laws and regulations, including these Bylaws.

CHAPTER VII

GENERAL

Article 31. These Bylaws enter into force on the date of their approval by the Executive Board and will be filed at the Company’s headquarters, and made available on its website.

Article 32. Omissions, doubts about interpretation, and any changes to the provisions of these Bylaws will be resolved by the Executive Board, as provided in the Articles of Incorporation, and in these Bylaws.

Article 33. Provisions to the contrary are hereby repealed.

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ANNEX I

BUSINESS SUBMISSION FORM	RDE Date: / /

Title:
Classification
Governance Instances	( ) DE ( ) CA ( ) CPES ( ) CEGS ( ) CAE
This is a transaction with related parties	( ) YES ( ) NO
Person(s) in Charge: (for contact if there is any question)	Extension:
Originating area:
Responsible Agenda Business Keeper(s):
Department:
Additional information (deadlines to be met, need for excerpt of minutes with or without filing with the Registry of Commerce, CA knowledge, etc.)
BUSINESS SUPPORTING DOCUMENTS
FORWARD List all documents required for business approval*	Use (X) to inform the documents sent by email PROJ-pauta PRS
Presentation
Business Submission Form (FEM)
Report to DEE (REDEX)
Draft Resolution
Technical Note / Technical Information
Legal Opinion(s)
Technical Opinion(s)
Integrity Opinion

*forward all documents (or copies thereof) that may be mentioned (letters, official letters, technical notes, opinions etc.).

NOTES:

1. To include a business in the RDE, the General Secretariat should receive all the documents that make up the business dossier, which are the responsibility of the area and the business keeper to present;

2. For the preparation of the resolution, the General Secretariat should receive the signed REDEX and this completed Form;

3. Apocryphal documents, as a general rule, may not support the decision-making process of the management bodies;

4. The management areas are responsible for supplying the appropriate documentation for the timely evidence of the supporting material for the meetings of the Executive Board, Board of Directors or one of their Committees.

Approval: RES-677/2021	Effectiveness: 01.11.2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.